Filed by Journal Communications, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Act of 1934

Subject Company: Journal Communications, Inc.

Commission File No.:  001-31805

Date: January 5, 2014

Dear [NAME],

In planning for our upcoming shareholder vote on the proposed transaction between Journal Communications and The E.W. Scripps Company, having strong participation from our Journal Class B Shareholders is a critical element of a successful voting process.  Although people have good intentions about replying to a mailed solicitation, we know that sometimes a proxy can go on the corner of the desk and be forgotten.

To move forward with the transaction, we must secure the approval of at least two-thirds of the voting power of all outstanding shares of our class A and class B common stock, voting together as a single class. The B Shareholders are particularly important because they have 10 votes for every share they own.  Shareholders who do not vote will have the same effect as “no” votes, so it is critical to get as many B shareholders to vote as possible.

To help us through this process, I invite you to become one of a select group of Journal Shareholder Ambassadors who will help us conduct a robust shareholder vote.  Much of this role will be making a point to discuss the upcoming shareholder vote in team meetings, as well as helping us answer your colleagues’ questions.

We may also ask you to connect with an assigned number of fellow B Shareholders and urge them to participate in the process and cast their vote.  We will provide you with directions, talking points and other resources to assist you in your duties.

As you know, we are very excited about the prospects for both of the new businesses that will emerge from the transaction.  The combination of Scripps’ and Journal’s TV and Radio stations will create a large broadcast company with excellent prospects for the future.  Similarly, the combination of the Scripps newspapers and the Milwaukee Journal Sentinel under the new Journal Media Group will create an exciting new public company — headquartered in Milwaukee — that will boast strong local newspapers and digital products in 14 markets across the country.

We also believe the transaction will create significant value for shareholders of both Journal Communications and Scripps.

If you are willing to help us as we prepare for the upcoming shareholder vote, please send an email to Laurel Jahn, Communications Manager, by the end of the day this Wednesday, January 7, indicating your participation.  Thank you for being a part of this important process.

Steven J. Smith

Additional Information and Where to Find It

The proposed transactions involving Journal and Scripps will be submitted to the holders of class A and class B common stock of Journal and to the holders of Common Voting shares of Scripps for their consideration. In connection with the proposed transactions, on November 20, 2014, Scripps filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that included a preliminary joint proxy statement of Journal and Scripps and that also constitutes a preliminary prospectus of Scripps.  This registration statement has not yet been declared effective.  Journal urges investors and shareholders to read the registration statement and preliminary joint proxy statement/prospectus, as well as other documents filed with the SEC, because they contain important information.  Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Journal upon request to Jason R. Graham, Senior Vice President - Finance and Chief Financial Officer, at 414-224-2440 or jgraham@jrn.com, or from Scripps Investor Relations, Carolyn Micheli, at carolyn.micheli@scripps.com or 513-977-3732.

Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Journal and the combined businesses of Journal and Scripps and certain plans and objectives of Journal with respect thereto, including the expected benefits of the proposed spin and merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; and the possibility that the proposed transactions do not close, including, but not limited to, due to the failure to satisfy the closing conditions. These forward-looking statements are based on numerous assumptions and assessments made by Journal in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication.  Journal does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Journal’s Annual Report on Form 10-K for the fiscal year ended December 29, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Participants in Solicitation

Journal, Scripps and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions under the rules of the SEC.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicitation of a proxy from any investor or shareholder.